Oakpoint Solutions, LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oakpoint Solutions, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 S. Ashley Drive, Suite 1130
(No. and Street)

Tampa (City) FLORIDA (State) 33602 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerard Coughlin (Name) 212-588-6400 (Area Code – Telephone Number) info@oakpointadv.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker Johnson & Smith PA
(Name – if individual, state last, first, and middle name)

500 North Westshore Boulevard, Suite 1000 (Address) Tampa (City) FL (State) 33609 (Zip Code)

9/29/2009 (Date of Registration with PCAOB)(if applicable) 400 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard Coughlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oakpoint Solutions, LLC, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
LISA PEREZ-FIGUEROA
Commission # HH 148700
Expires July 5, 2025
Bonded Thru Budget Notary Services

3/31/23

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S


HACKER, JOHNSON & SMITH PA
Fort Lauderdale
Orlando
Tampa
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
of Oakpoint Solutions, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oakpoint Solutions, LLC (the "Company") as of December 31, 2022, the related statement of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and the computation of net capital (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Oakpoint Solutions, LLC's auditor since 2015.
Tampa, Florida
March 31, 2023

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

OAKPOINT SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
CASH	$	91,325
DUE FROM AFFILIATE		243,256
MANAGEMENT FEES RECEIVABLE		3,479,802
OPERATING LEASE RIGHT OF USE ASSET		182,407
OTHER ASSETS		36,479
PROPERTY AND EQUIPMENT, NET		5,905
	$	4,039,174

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	26,501
Operating Lease Liability		207,397
Total liabilities		233,898
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		3,805,276
	$	4,039,174

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2022

REVENUE		
Management and marketing fees	$	4,751,919
Total revenue		4,751,919
EXPENSES		
Salaries		879,179
Commissions		4,026,290
Professional fees		100,000
Travel		119,165
Communications		78,992
Rent		34,971
Office Expenses		24,888
Dues and Subscriptions		23,711
Regulatory Fees		31,752
Other general and administrative		1,243
Bank service charges		833
Insurance		643
Business Licenses and Permits		4,501
Depreciation		10,868
Total expenses		5,337,036
NET LOSS	$	(585,117)

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2022

Balance at December 31 ,2021	$ 4,440,393
Net Loss	(585,117)
Member Distributions	(50,000)
Balance at December 31, 2022	$ 3,805,276

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(585,117)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		10,868
Changes in operating assets and liabilities:		
Accounts Receivable		10,000
Due from Affiliate		(51,991)
Management Fees Receivable		(35,376)
Other assets		(4,415)
Accounts payable and accrued liabilities		(4,022)
Net change in operating leases		(9,395)
Total adjustments		(84,331)
Net cash used in operating activities		(669,448)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions		(50,000)
Net cash used in financing activities		(50,000)
NET DECREASE IN CASH		(719,448)
CASH - BEGINNING OF YEAR		810,772
CASH - END OF YEAR	$	91,325

Supplemental disclosure of cash flow information-		
Cash paid during the year for interest	$	-

See Accompanying Notes to Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Oakpoint Solutions, LLC. ("Oakpoint" or the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). It was formed in Florida in January 2014 and began its broker dealer operations on January 23, 2015. The Company conducts activities as a finder and/or placement agent to unaffiliated institutional investment fund managers ("Investment managers") that issue private placement securities exempt from registration with the SEC. Fund sales in which the Company engages involve securities not required to be registered with the SEC pursuant to the Securities Act of 1933 and that are offered by Investment managers registered with the SEC pursuant to the Investment Company Act of 1940. The Company is a wholly-owned subsidiary of CKT LLC ("CKT"), a Delaware limited liability company.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Regulatory oversight includes periodic examinations by FINRA and other regulatory bodies to determine whether the Company is conducting operations in accordance with the requirements of these organizations. The Company regularly reports financials to FINRA in accordance with their guidelines.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to prevailing practices within the industry. The following summarizes the more significant of these policies and practices.

Subsequent Events

Management has evaluated events occurring subsequent to the balance sheet date through March 31, 2023 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

(continued)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Revenue Recognition. The Company's recognizes revenues in accordance with GAAP. The following summarizes the Company's revenue recognition accounting policies:

Management and Marketing Fees. In return for its private placement and marketing services, the Company receives fees on a periodic basis after the private placement transactions close. The fees include (a) a percentage of the management fees received by the Investment managers, a percentage of the performance incentive fees or incentive allocations received by Investment managers ("Management fees") and, in some cases, (b) a retainer fee for marketing services ("Marketing fees"). The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Management fees are recognized as the services are rendered over the contract period. Marketing fees are recognized as services are rendered.

Through the Company's involvement in each private placement transaction, the Company develops models to project revenues expected in the future. The Company reconciles the revenue amounts due to be received with the Investment managers for each fee payment. The Investment managers and their 3rd party administrator provide investment and capital account balance data, as well as performance data to support the management fees due to the Company.

Management Fees Receivable

Management fees receivable are billed based on the terms of the individual contracts with the Company's customers and includes $3.4 million in placement fees. During 2017, the Company placed approximately $213 million in a private placement transaction. The Company's placement fees were contingent on an 8% return of the fund and payable on or before liquidation of the fund. As of December 31, 2022, management has determined that the fund has sufficient resources to meet its obligations and has determined that an allowance for doubtful accounts was not necessary.

(continued)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Private Placement Fees

The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company places the securities from the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

Cash and Cash Equivalents

The Company considers all cash and highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

At December 31, 2022, the Company had $91,325 on deposit at one financial institution.

Property and Equipment

Furniture, fixtures and office equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset.

Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded tax entity for income tax purposes. Accordingly, all taxable income (loss) of the Company is reported by CKT in its tax returns.

(continued)

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, the Company's Net Capital was $39,834 which exceeded the requirements by $34,834. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.3 to 1 at December 31, 2022.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 consisted of the following:

Furniture and fixtures	$	42,558
Office equipment		29,637
		72,195
Less: accumulated depreciation		(66,290)
	$	5,905

Depreciation expense amounted to $10,868 for the year ended December 31, 2022.

NOTE 4. LEASES

The Company recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the adoption date of the lease. If the lease does not provide implicit rates, the incremental borrowing rate is used in determining the present value of future payments. Lease agreements that have lease and non-lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

(continued)

NOTE 4. LEASES, CONTINUED

The operating lease obligation is for location used to conduct operations. The remaining lease term is 21 months, with an option to extend the lease. The components of lease expense and other lease information are as follows (in thousands):

	During the year ended December 31, 2022
Operating Lease Expense Recognized, net	$ 34,971
Cash paid for amounts included in measurement of lease liability	$ 117,939

During the year ended December 31, 2022, Oakpoint, LLC reimbursed the Company $82,968 for rent.

	At December 31, 2022
Operating lease right-of-use asset	$ 182,407
Operating lease liability	$ 207,397
Remaining lease term	21 months
Discount term	4.0%

Future minimum lease payments under non-cancellable lease, reconciled to the Company's discounted lease liability are as follows:

	At December 31, 2022
2023	$ 121,607
2024	93,553
Total future minimum lease payments	215,160
Less imputed interest	(7,763)
Total operating lease liability	$ 207,397

(continued)

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Oakpoint, LLC, a whole owned subsidiary of CKT, as of December 31, 2022. Oakpoint, LLC was required to reimburse the Company for certain administrative, operational and management expenses. At December 31, 2022 the Company had $243,256 in receivables from Oakpoint, LLC related to the expense sharing agreement. During the year ended December 31, 2022 Oakpoint, LLC reimbursed the Company $165,833 in expenses.



SUPPLEMENTAL INFORMATION

OAKPOINT SOLUTIONS, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2022

Total Member's Equity	$	3,805,276
Deductions		
Management fees receivable		3,479,802
Other assets		279,735
Property and equipment, net		5,905
Total deductions		3,765,442
NET CAPITAL		39,834
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $5,000 OR 6 2/3 percent of AGGREGATE INDEBTEDNESS OF $51,491		5,000
EXCESS NET CAPITAL	$	34,834
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.3 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	51,491

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2022.

OAKPOINT SOLUTIONS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2022

In accordance with the provisions of 17 C.F.R. § 240.15c3-3 based upon footnote 74 of SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff the Company is considered a "Non-Covered Firm" and is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.


HACKER, JOHNSON & SMITH PA
Fort Lauderdale
Orlando
Tampa
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
on Exemption Report

To the Members
Oakpoint Solutions, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oakpoint Solutions, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R. § 240.15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In the accompanying Exemption report, the Company's management stated that the identified exemption provisions have been met through the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
March 31, 2023

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

OAKPOINT SOLUTIONS, LLC
EXEMPTION REPORT
DECEMBER 31, 2022

Oakpoint Solutions, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R § 240.15c3-3, based upon footnote 74 of SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff and the Company met the exemption provisions throughout the period from January 01, 2022 to December 31, 2022 without exception.

Oakpoint Solutions, LLC

Gerard Coughlin
CEO/CCO

Date: 3/31/23

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Oakpoint Solutions, LLC
100 South Ashley Drive, Suite 1130
Tampa, Florida 33602

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Oakpoint Solutions, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to images of canceled checks noting no difference;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally applied, noting no difference.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
March 31, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2022
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Oakpoint Solutions, LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,128

B. Less payment made with SIPC-6 filed (exclude interest) (1249)

07/28/22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ $5879

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $ 5879.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oakpoint Solutions, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Operating Officer
(Title)

Dated the 26 day of Feb, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/22
and ending 12/31/22

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,751,919
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 4,751,919
2e. General Assessment @ .0015	$ 7,128
	(to page 1, line 2.A.)